

05059625

FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2004

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from_____ to _____

Commission file number _____ 0-49807 _____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Gas Light Company
101 Constitution Avenue, N.W.
Washington, D.C. 20080



WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Table of Contents

Exhibits

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Washington Gas Light Company Capital Appreciation Plan
Washington, D.C.

We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Capital Appreciation Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedule of assets - held at end of year (Schedule H – Line 4i) and schedule of loans or fixed income obligations in default or classified as uncollectible (Schedule G, Part I) as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

June 28, 2005

Washington Gas Light Company Capital Appreciation Plan
Statements of Net Assets Available for Benefits
As of December 31,

	2004	2003
Assets		
Investments (Notes 2 & 6)	$ 61,873,741	$ 57,881,055
Loan Fund (Note 2)	3,482,029	3,416,550
Total Assets	65,355,770	61,297,605
Net Assets Available for Benefits	$ 65,355,770	$ 61,297,605

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Capital Appreciation Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,

	2004	2003
Net Assets Available for Benefits		
Beginning of Year	**$ 61,297,605**	$ 52,686,320
Additions:		
Contributions		
Employee	**4,218,323**	4,335,215
Employer	**732,156**	740,139
Interest	**193,137**	211,692
Dividends	**1,867,296**	1,667,866
Realized Loss	**(1,109,425)**	(1,940,957)
Unrealized Gain	**4,960,735**	10,117,990
Total Additions	**10,862,222**	15,131,945
Deductions:		
Withdrawals	**(5,241,553)**	(4,956,710)
Loan Principal Payments	**(1,556,112)**	(1,557,612)
Fees	**(6,392)**	(6,338)
Total Deductions	**(6,804,057)**	(6,520,660)
Net Increase	**4,058,165**	8,611,285
Net Assets Available for Benefits		
End of Year	**$ 65,355,770**	$ 61,297,605

The accompanying notes are an intergral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are reported using the accrual basis of accounting. Washington Gas Light Company Capital Appreciation Plan (CAP or Plan) investments in marketable securities are valued at quoted market prices. Schedule H, which follows the Notes to Financial Statements, shows the cost and fair value of the investments.

Estimates

In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

NOTE 2—DESCRIPTION OF THE CAPITAL APPRECIATION PLAN

Eligibility

Union-eligible employees of Washington Gas Light Company (Company) and certain of its affiliates are eligible to participate in the CAP on the date that they become an employee.

Contributions

The CAP permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the CAP, up to $13,000 in 2004, (or 50% of compensation, whichever is less), are not reported as gross income on participating employees' respective Federal income tax returns for the year in which the contributions are made. (Employees who are age 50 or older may contribute an additional $3,000 in 2004.) Thus, these contributions reduce the amount of the employee's income subject to income tax withholding. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Dividends, interest and other income attributable to employee contributions under the CAP are not taxable to the participating employee when received by the Trustee and credited to the employee's account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Employees may contribute up to 50% of compensation (as defined) in a combination of pre-tax and after-tax contributions under the CAP, subject to the maximum dollar limits described above. However, under the after-tax provisions, employee contributions are limited to a maximum of 10% of compensation.

The CAP allows employees to make rollover contributions of funds from other similar qualified plans related to previous employers. The rollover contributions must satisfy the requirements of the Internal Revenue Code.

The Company contributes a pre-tax matching contribution, which varies depending on bargaining unit affiliation. The Company match for each bargaining unit is the following: Office and Professional Employees International Union-Local 2 – 100% of the first 3% of compensation contributed; Teamsters-Local 96 – 100% of the first 1.75% of compensation contributed; Shenandoah Gas – 100% of the first 1.25% of compensation contributed; Frederick Gas (IBEW Production & Maintenance) – 75% of the first 5% of compensation contributed; Frederick Gas (IBEW Clerical) – 75% of the first 5% of compensation contributed; and Hampshire Gas – 100% of the first 1% of compensation contributed. Additional contributions by employees who are age 50 or older do not receive an employer matching contribution.

Vesting

Employees are 100% vested at all times in the amounts credited to their accounts.

Investment Alternatives

The following is a description of each investment offered to participants at December 31, 2004. With the exception of the description for WGL Holdings, Inc. Common Stock, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on WGL Holdings, Inc. can be obtained from the annual and quarterly reports of WGL Holdings, Inc. filed with the Securities and Exchange Commission.

- *Stable Value Fund (Putnam Stable Value Fund)*—Seeks preservation of principal and a stable rate of return by investing in a diversified group of high-quality investment contracts.

- *Equity Income Fund (Fidelity Group Mutual Fund)*—Invests primarily in income-producing equity securities that seek dividend yields that are higher than the composite yield on the stocks in the S&P 500 index.

- *New Opportunities Fund (Putnam Group Mutual Fund)*—Seeks long-term growth by investing primarily in common stocks of smaller and newer companies that Putnam Management believes offer above-average long-term growth potential.

- *Voyager Fund (Putnam Group Mutual Fund)*—Aggressively seeks growth by investing in a combination of smaller companies expected to grow over time, as well as in larger, more-established corporations.

- *International Stock Fund (T. Rowe Price Group Mutual Fund)*—Seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. companies.

- *Conservative Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of investment focuses on fixed-income securities for income and capital preservation, with less emphasis on long-term growth, but also includes some stocks to boost returns.

- *Balanced Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Balanced between stocks and bonds to offer growth potential with less volatility than the Growth Portfolio.

- *Growth Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of the investment is diversified among different common stocks to maximize potential for long-term growth.

- *Fidelity Low-Priced Stock Fund* — Seeks a rise in principal by investing mainly in smaller companies whose shares are trading at a low price.

- *Vanguard 500 Index Fund* — Seeks to provide long-term growth of capital and income by investing in all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their *weightings in the index.*

- *Vanguard Total Bond Market Index Fund*—Attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. Bond market. The index consists of more than 5,000 U.S. Treasury, federal agency, mortgage-backed, and investment-grade corporate securities. Lehman Brothers is a registered trademark of Lehman Brothers, Inc.

- *WGL Holdings, Inc. Common Stock*—This fund invests only in the common stock of WGL Holdings, Inc. which may be purchased (1) directly from WGL Holdings, Inc., (2) at a public sale on a recognized exchange, or (3) from a private source at a price no higher than would have been payable under (2). The price for all common stock purchased directly from WGL Holdings, Inc. is the average of the high and low prices for WGL Holdings, Inc. common stock from the close of the previous business day when the Company has wired to the trustee contributions and/or loan repayment amounts. All cash dividends paid on the shares in this investment are reinvested in WGL Holdings, Inc. common stock. Any shares resulting from a stock split or stock dividend on common stock credited to a participant's account are added to the participant's account.

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee's beneficiary where termination is due to death) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee's beneficiary) may elect to receive the distribution in either a lump-sum payment or annual payments not to exceed ten years or such longer period as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts as a lump-sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax employee contributions and rollover contributions once a Plan Year. Participants can make withdrawals of pre-tax contributions once a Plan Year after attaining age 59-1/2.

Loans

The pre-tax feature of the CAP includes loan provisions to provide additional liquidity to participants. Repayment of loans cannot exceed five years with the exception of loans for the purchase of the participant's primary residence, in which case the repayment period cannot exceed 25 years. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as the Loan Fund.

Administration

The CAP is administered by the Vice President, Human Resources and Organizational Development, and the Vice President and Chief Financial Officer of Washington Gas Light Company.

A separate account is maintained for each participant in the CAP. A participant's contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants' accounts in accordance with the CAP. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants' accounts and to record contributions and allocate earnings to the participants in accordance with the CAP.

Amendment or Termination

The CAP may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the CAP.

NOTE 3—TAX STATUS

The CAP received its latest determination letter on March 5, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated effective January 1, 2001, is in compliance with applicable qualification requirements under the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the CAP is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Thus, no provision for income taxes has been included in the financial statements.

NOTE 4—CAP EXPENSES

Substantially all administrative expenses of the CAP, excluding fees for the audit of the Plan's financial statements, were paid by the Plan.

NOTE 5—PLAN AMENDMENTS

The Plan was amended effective January 1, 2003 to comply with changes in the minimum distribution requirements. The Plan also was amended on December 22, 2004 and April 5, 2005 to reflect certain Plan design changes and to comply with the new requirements for the automatic rollover of certain cash-out distributions.

NOTE 6—INVESTMENTS

The CAP's investments are held by a trustee. The accompanying Schedule H presents the fair value of investments as of December 31, 2004. The fair value of the investments, including those investments that represent 5% or greater of the Plan's beginning Net Assets Available for Benefits, are as follows as of December 31 of the applicable year:

Description of Assets	2004	2003
Putnam Stable Value Fund	$12,816,777	$12,826,526
Fidelity Equity Income Fund	10,432,185	9,536,972
Putnam New Opportunities Fund	6,721,204	6,316,286
Putnam Voyager Fund	5,883,897	6,054,362
Putnam Growth Portfolio	3,597,323	3,157,520
WGL Holdings, Inc. Common Stock	12,843,584	11,717,220
Total 5% or Greater of Net Assets	52,294,970	49,608,886
Fidelity Low-Priced Stock Fund	2,192,605	1,495,443
T-Rowe Price International Stock Fund	1,459,321	1,251,630
Putnam Conservative Portfolio	1,282,471	1,262,912
Putnam Balanced Portfolio	2,678,754	2,521,331
Vanguard Total Bond Market Index Fund	821,983	796,007
Vanguard 500 Index Fund	1,143,637	944,846
Total Investments	**$61,873,741**	**$57,881,055**

The following presents both the realized and unrealized gains and losses that resulted in an overall net appreciation of the CAP's investments:

Appreciation/(Depreciation) of Assets

Realized Gain/(Loss)

	2004	2003
Fidelity Equity Income Fund	$ 133,616	$ (87,127)
Fidelity Low-Priced Stock Fund	51,078	25,422
Putnam New Opportunities Fund	(847,417)	(830,489)
Putnam Voyager Fund	(626,556)	(819,841)
T. Rowe Price International Stock Fund	(12,708)	(62,999)
Putnam Asset Allocation Funds:		
Conservative Portfolio	(5,814)	(36,029)
Balanced Portfolio	(43,373)	(125,157)
Growth Portfolio	(40,492)	(233,035)
WGL Holdings, Inc. Common Stock	245,363	156,974
Vanguard Total Bond Market Index Fund	(4,173)	15,298
Vanguard 500 Index Fund	41,051	56,026
Total Realized Loss	**(1,109,425)**	**(1,940,957)**

Unrealized Gain/(Loss)

	2004	2003
Fidelity Equity Income Fund	454,415	1,983,230
Fidelity Low-Priced Stock Fund	223,929	323,640
Putnam New Opportunities Fund	1,476,480	2,367,982
Putnam Voyager Fund	903,846	2,030,220
T. Rowe Price International Stock Fund	172,240	345,780
Putnam Asset Allocation Funds:		
Conservative Portfolio	49,066	157,066
Balanced Portfolio	223,668	512,246
Growth Portfolio	378,863	877,263
WGL Holdings, Inc. Common Stock	1,015,482	1,449,603
Vanguard Total Bond Market Index Fund	769	(21,325)
Vanguard 500 Index Fund	61,977	92,285
Total Unrealized Gain	**4,960,735**	**10,117,990**
Net Appreciation of Assets	**$ 3,851,310**	**$ 8,177,033**

NOTE 7—SUBSEQUENT EVENT

Effective January 18, 2005, the Plan Administrator appointed CitiStreet as service provider for the Plan and State Street Bank and Trust Company as trustee for the Plan, thereby replacing Putnam Investments. The Plan Administrator also approved changes in the investment alternatives in which participants may elect to invest their assets under the Plan.

EIN: 53-0162882
Plan No: 004

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) b/

As of December 31, 2004

Name of Issuer	Number of Participants a/	Number of Shares	Account Balance at Cost	Market Value	Percent of Net Assets Available for Benefits at End of Year
Putnam Stable Value Fund	652	-	$ 12,816,777	$ 12,816,777 a/	20%
Fidelity Equity Income Fund (@$52.78/Share)	426	197,654.124	9,977,770	10,432,185	16%
Fidelity Low-Priced Stock Fund (@$40.25/Share)	111	54,474.666	1,968,676	2,192,605	3%
Putnam New Opportunities Fund (@$42.83/Share)	414	156,927.475	5,244,724	6,721,204	10%
Putnam Voyager Fund (@$17.14/Share)	400	343,284.571	4,980,051	5,883,897	9%
T. Rowe Price International Stock Fund (@$12.93/Share)	164	112,863.193	1,287,081	1,459,321	2%
Putnam Asset Allocation—Conservative Portfolio (@$9.14/Share)	117	140,314.062	1,233,405	1,282,471	2%
Putnam Asset Allocation—Balanced Portfolio (@$10.62/Share)	154	252,236.770	2,455,086	2,678,754	4%
Putnam Asset Allocation—Growth Portfolio (@$11.18/Share)	183	321,764.152	3,218,460	3,597,323	6%
WGL Holdings, Inc. Common Stock (@$30.84/Share)	528	416,458.626	11,828,102	12,843,584	20%
Vanguard Total Bond Market Index Fund (@$10.27/Share)	85	80,037.262	821,214	821,983	1%
Vanguard 500 Index Fund (@$111.64/Share)	71	10,243.973	1,081,660	1,143,637	2%
Total	3,305		$ 56,913,006	$ 61,873,741	95%

a/ The investments in the Stable Fund are stated at Contract value as they are insured contract investments. Employee counts are
not maintained by individual investments within the Stable Value Fund.

b/ Excludes the value of the Loan Fund of $3,482,029.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
Schedule G, Part I
Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
Year Ended December 31, 2004

EIN: 53-0162882
Plan No: 004

	(b) Identify and address of obligor	(c) Original amount of loan	Amount received during Reporting year		(f) Unpaid balance at end of year	(g) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation and other material items.	Amount overdue	
			(d) Principal	(e) Interest			(h) Principal	(i) Interest
(a)								
*	Mike Lucas	$14,693	-	-	$13,037	Participant Loan	$11,935	$1,102

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN

Date: June 29, 2005

Frederic M. Kline (Plan Administrator)
Vice President and
Chief Financial Officer
Washington Gas Light Company

Date: June 29, 2005

William Zeigler, Jr. (Plan Administrator)
Vice President, Human Resources and
Organizational Development
Washington Gas Light Company

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (File No. 333-104572) on Form S-8 of Washington Gas Light Company of our report dated June 28, 2005, relating to the statements of net assets available for benefits of Washington Gas Light Company Capital Appreciation Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Washington Gas Light Company Capital Appreciation Plan.

Mitchell & Titus, LLP

Washington, D.C.
June 28, 2005